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                     June 14, 2024

       George Rapp
       Chief Financial Officer
       Princeton Bancorp, Inc.
       183 Bayard Lane
       Princeton, NJ 08540

                                                        Re: Princeton Bancorp,
Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            File No. 001-41589

       Dear George Rapp:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Finance